November 7, 2005


FILED VIA EDGAR AS CORRESPONDENCE AND SENT VIA FEDERAL EXPRESS

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Room 4561
Washington, D.C.  20549

                                Re: Arkona, Inc.
         Form  10-KSB for the fiscal  year ended  March 31,  2005 Filed July 14,
         2005
         File No. 000-24372

Dear Mr. Krikorian:

         As outside U.S. securities counsel for Arkona, Inc. ("Arkona" or the "Company"), we are writing in response to your letter to the Company dated September 23, 2005 (your "Letter"). Each of our responses is based solely on information we have been provided by Arkona, and all representations and commitments are those of Arkona. For clarity, each of our responses is preceded by a bolded restatement of your request (provided that we have broken up your request number 12 into separate questions in order to ensure that we have responded to all subquestions). Throughout this response, references to a "[year] fiscal year" refer to this fiscal year ended March 31 of the year in question.

Background Information

         Many of the questions in your letter relate to how the Company has accounted for revenues and expenses associated with the Company's primary product, its Arkona Dealer Management Software ("ADMS") and a related adjustment reflected in Note 15 of the financial statements included in the Company's Form 10-KSB for fiscal year 2005 (the "2005 10-KSB"). In order to facilitate the answers that follow, and avoid needless repetition, the following paragraphs in this "Background Information" section provide certain background information about the Company and certain of its accounting policies.

         Prior to November 2000, the Company was a development stage company in the process of developing a "database updating" software product called Universal Update. In November 2000, the Company acquired substantially all of the assets of Ensign Information Systems, Inc. ("Ensign"), which was in the business of providing back office management software for automobile dealerships and similar entities. This business quickly became the primary business of the Company. Based upon its interpretation of the books and records of Ensign, the Company determined to allocate $305,682 of the purchase price to technology rights costs associated with the predecessor to the ADMS software The Company

Stephen Krikorian
November 7, 2005
Page 2

booked an asset (such asset, the "Acquired Software Asset") in that amount and began amortizing the asset over two years. By the early part of fiscal 2003, the Company had amortized an aggregate of $229,262 of the Acquired Software Asset, leaving a remainder of $76,420. The Company ceased amortizing the asset at that point based upon its determination that, because the Acquired Software Asset had an indefinite life, it was no longer subject to amortization, but, under FASB 142, was subject to annual impairment testing. The Company has continued to test the Acquired Software Asset annually and believes that no impairment has occurred.

         Between November 2000 and the end of fiscal year 2003, the Company expensed all costs associated with software development. In fiscal 2004, the Company determined that it could capitalize certain software development expenses. Some of these capitalized software development expenses related to various enhancements and add-ons to the ADMS software; however, most of the capitalized software development expenses related to OEM manufacturer integration software. It has become increasingly important for automobile dealerships to be able to communicate electronically with the OEM (such as Ford, GM, Toyota, etc.). With proper connections and communications software, much of the ordering of parts and inventory, and the making of reports to the OEM, can be done automatically by computers communicating directly with computers. Unfortunately, each OEM has a different interface and integration process. Establishing an interface between an OEM and the ADMS (referred to as OEM integration) typically involves the creation of a special software program for the interface. Creation and refinement of this special software program requires the expenditure of a significant amount of time by software engineers at the Company and the OEM. To date, the Company has integrated with 26 of the 38 major automobile OEMs.

         As noted above, at or about the beginning of fiscal 2004, the Company determined, with the input of the Chief Financial Officer, outside auditors and board of directors, that it should capitalize some of the costs associated with the OEM integration process in accordance with SFAS No. 86. The Company determined that, in light of the foundation of experience and core software it and the various OEMs had developed with respect to the software for interfacing with the OEM, substantially all of the engineering costs associated with developing software for each additional OEM were occurring after the establishing of the technical feasibility but prior to completion of the OEM integration. Consistent with this determination, the Company capitalized an aggregate of $384,398 and $378,400 in software development costs in fiscal 2004 and 2005, respectively. (This asset is hereinafter referred to as the "OEM Software Asset").

         On or about April 11, 2005, the Company hired a new Chief Financial Officer. As part of his effort to understand how these capitalized assets were determined, he reviewed the records of the Company related to the capitalization of software, requested records from the Company's independent auditors (which had at one time assisted with the development of certain work papers and records) and discussed the issue with the independent auditors. The process ended in what now appears to be a mistaken determination that the Acquired Software Asset and the OEM Software Asset had the same origins - i.e. they both represented the capitalization of OEM integration costs - and, accordingly, should be consolidated (as consolidated the "Consolidated Software Asset") and amortized together beginning with the completion of the first OEM integration in May 2002.

Stephen Krikorian
November 7, 2005
Page 3
         The determination was made, after consultation with the independent auditors, to restate the capitalization and amortization of the Consolidated Software Asset as set forth in the following table:

---------------------------------- ---------------------- ----------------------
                                                            As Restated in the
Software Costs                     As Initially Reported        2005 10-KSB
---------------------------------- ---------------------- ----------------------
   Balance 03/31/00                $          -           $           -
---------------------------------- ---------------------- ----------------------
   Additions                       $        305,682       $         305,683
---------------------------------- ---------------------- ----------------------
   Amortization                    $        (63,684)      $           -
---------------------------------- ---------------------- ----------------------
   Balance 03/31/01                $        241,998       $         305,683
---------------------------------- ---------------------- ----------------------
   Additions                       $           -          $           -
---------------------------------- ---------------------- ----------------------
   Amortization                    $       (152,841)      $           -
---------------------------------- ---------------------- ----------------------
   Balance 03/31/02                $         89,157       $        305,683
---------------------------------- ---------------------- ----------------------
   Additions                       $           -          $           -
---------------------------------- ---------------------- ----------------------
   Amortization                    $        (12,737)      $        (39,739)
---------------------------------- ---------------------- ----------------------
   Balance 03/31/03                $         76,420       $        265,944
---------------------------------- ---------------------- ----------------------
   Additions                       $        384,398       $        357,312
---------------------------------- ---------------------- ----------------------
   Amortization                    $           -          $        (63,073)
---------------------------------- ---------------------- ----------------------
   Balance 03/31/04                $        460,818       $        560,183
---------------------------------- ---------------------- ----------------------
   Additions                       $        378,400       $        378,400
---------------------------------- ---------------------- ----------------------
   Amortization                    $       (134,034)      $       (134,034)
---------------------------------- ---------------------- ----------------------
   Balance 03/31/05                $        705,184       $        804,549
---------------------------------- ---------------------- ----------------------

         This table reflects four key steps. The first was the reversal of $229,262 in amortization expense originally recorded in fiscal years 2001, 2002 and 2003 with respect to the $305,682 Acquired Software Asset. The basis for the reversal was the mistaken belief that these expenses should be grouped with the OEM integration software and, accordingly, should be amortized (not over two years as previously reported) but over five years beginning with the Company's first announced completion of OEM integration software in May 2002. The second was the capitalization of OEM integration expenses for periods beginning in fiscal 2004. As stated above, the Company determined to capitalize OEM integration expenses beginning in fiscal 2004; there appears to be no change in the underlying factual circumstances between fiscal 2002 and 2004. The third was the development of amortization schedules with respect to the Consolidated Software Asset and the application of those schedules to periods following the completion of the first OEM integration in May 2002. The basis for this was the new Chief Financial Officer's belief that the Consolidated Software Asset costs should have been allocated to completed OEM integrations and amortized on a straight line basis over the expected life of the asset. The fourth was a decrease, from $384,398 to $357,312 in the amount of software development costs capitalized during fiscal 2004. The basis for this was the consistent capitalization of only salaries and outside consultant costs associated with the OEM integration process.

         In the process of preparing a response to your Letter, the new Chief Financial Officer conducted a more thorough inquiry into the origins of the Acquired Software Asset, the OEM Software Asset, the ADMS software, the OEM integration process and related items. Although this inquiry confirmed most of the Company's prior determinations, it has led to a determination by the Company (with the approval of the Company's board of directors and independent auditors) that a second correction is required, in part reversing some of the adjustments reflected on the 2005 10-KSB.

Stephen Krikorian
November 7, 2005
Page 4
         In order to ensure accuracy, the Company is still confirming and testing its conclusions and does not expect to be able to file a planned Amendment No. 1 on Form 10-KSB/A for the year ended March 31, 2005 (the "2005 10-KSB Amendment") for approximately one week. At this point, however, the Company expects new adjustments to capitalization and amortization, as set forth below:

---------------------------------- ---------------------- ----------------------
                                    As Reported in the     To be Reported in the
Acquired Software Asset                 2005 10-KSB        2005 10-KSB Amendment
---------------------------------- ---------------------- ----------------------
   Balance 03/31/00                $           -          $           -
---------------------------------- ---------------------- ----------------------
   Additions                       $           -          $        305,682
---------------------------------- ---------------------- ----------------------
   Amortization                    $           -                   (63,684)
---------------------------------- ---------------------- ----------------------
   Balance 03/31/01                $           -                   241,998
---------------------------------- ---------------------- ----------------------
   Additions                       $           -          $           -
---------------------------------- ---------------------- ----------------------
   Amortization                    $           -          $       (152,841)
---------------------------------- ---------------------- ----------------------
   Balance 03/31/02                $           -          $         89,157
---------------------------------- ---------------------- ----------------------
   Additions                       $           -          $            -
---------------------------------- ---------------------- ----------------------
   Amortization                    $           -          $        (12,737)
---------------------------------- ---------------------- ----------------------
   Balance 03/31/03                $           -          $         76,420
---------------------------------- ---------------------- ----------------------
   Additions                       $           -          $           -
---------------------------------- ---------------------- ----------------------
   Amortization                    $           -          $           -
---------------------------------- ---------------------- ----------------------
   Balance 03/31/04                $           -          $         76,420
---------------------------------- ---------------------- ----------------------
   Additions                       $           -          $           -
---------------------------------- ---------------------- ----------------------
   Amortization                    $           -          $           -
---------------------------------- ---------------------- ----------------------
   Balance 03/31/05                $           -          $         76,420
================================== ====================== ======================

---------------------------------- ---------------------- ----------------------
                                    As Reported in the     To be Reported in the
OEM Software Asset                      2005 10-KSB        2005 10-KSB Amendment
---------------------------------- ---------------------- ----------------------
   Balance 03/31/00                $          -           $           -
---------------------------------- ---------------------- ----------------------
   Additions                       $       305,683                 119,165
---------------------------------- ---------------------- ----------------------
   Amortization                    $          -           $           -
---------------------------------- ---------------------- ----------------------
   Balance 03/31/01                $       305,683                 119,165
---------------------------------- ---------------------- ----------------------
   Additions                       $          -           $        389,988
---------------------------------- ---------------------- ----------------------
   Amortization                    $          -           $           -
---------------------------------- ---------------------- ----------------------
   Balance 03/31/02                $       305,683        $        509,153
---------------------------------- ---------------------- ----------------------
   Additions                       $          -           $        376,497
---------------------------------- ---------------------- ----------------------
   Amortization                    $       (39,739)       $        (92,426)
---------------------------------- ---------------------- ----------------------
   Balance 03/31/03                $       265,944        $        793,224
---------------------------------- ---------------------- ----------------------
   Additions                               357,312        $        357,312
---------------------------------- ---------------------- ----------------------
   Amortization                    $       (63,073)       $       (131,820)
---------------------------------- ---------------------- ----------------------
   Balance 03/31/04                $       560,183        $      1,018,716
---------------------------------- ---------------------- ----------------------
   Additions                       $       378,400        $        378,400
---------------------------------- ---------------------- ----------------------
   Amortization                    $      (134,034)       $       (248,181)
---------------------------------- ---------------------- ----------------------
   Balance 03/31/05                $       804,549        $      1,148,935
================================== ====================== ======================

Stephen Krikorian
November 7, 2005
Page 5

         These tables reflect four key steps. The first is the recalculation of the size of the Acquired Software Asset to exclude the value of the OEM Software Asset. The combining of this asset with the OEM Software Asset was incorrect. The Company should have recognized the $305,682 Acquired Software Asset separate from the OEM Software Asset. The second step was the reinstatement of the
$229,262 in amortization expenses originally incurred in fiscal years 2001 ($63,684), 2002 ($152,841) and 2003 ($12,737) with respect to the Acquired
Software Asset. Given the origin of the Acquired Software Asset, the amortization of this asset prior to the Company's adoption of FASB 142 appears to have been appropriate. The third step is the additional capitalization of software development costs for the period November 2000 through March 2003, to properly and consistently account for OEM software development costs, as was done beginning in fiscal year 2004 and 2005. These costs totaled $119,165, $389,988 and $376,497 for fiscal years 2001, 2002 and 2003, respectively. And the fourth step is the amortization of the adjusted OEM Software Asset over five years, beginning with the completion of the first OEM integration in May 2002.

         The Company expects that the financial statements included in the 2005 10-KSB Amendment will be labeled as "restated" and, in addition to an explanatory note at the beginning of the 2005 10-KSB Amendment, expects to add a modified Note 15 to the financial statements that it expects to read something like the following:

         During 2005, the Company determined that their accounting for software development costs was erroneously reported in prior periods. The Company had expensed all software development costs during the years ended March 31, 2001, 2002 and 2003. Beginning with the fiscal year ended March 31, 2004, the Company capitalized software development costs related to automobile manufacturer integration software that were incurred between the date technical feasibility was established and the date the software became ready for its intended use. Similar expenses incurred during fiscal years 2001, 2002 and 2003 should have been consistently capitalized. Accordingly, the Company has booked $119,165, $389,988 and $376,497 in fiscal years 2001, 2002 and 2003, respectively, to retroactively capitalize the asset.

         The Company amortizes capitalized software development expenses over the useful life of the underlying software, deemed to be five years. Having capitalized certain software development expenses as described above, the Company recalculated amortization expense for the years ended March 31, 2003, 2004 and 2005, beginning with the completion of the first integration software in May 2002.

         In addition, the Company mistakenly combined a software asset capitalized through the acquisition of Ensign (see Note 1) with the capitalized software development costs described above. This combination resulted in an inaccurate reporting of software assets and inaccurate calculation of related accumulated amortization.

Stephen Krikorian
November 7, 2005
Page 6
         The effect on line items affected by these recalculations is set forth below:



                                               For the years ended March 31
                             2005                          2004                          2003
                  --------------------------    --------------------------    ---------------------------
                   Acquired                       Acquired                     Acquired
                   Software      Accumulated      Software    Accumulated       Software      Accumulated
                    Asset        Amortization      Asset      Amortization       Asset       Amortization
                  -----------    -----------    -----------    -----------    -------------  ------------
Previously
reported          $      --      $      --      $      --      $      --      $      --      $      --

Adjustments       $   305,682    $  (229,262)   $   305,682    $  (229,262)   $   305,682    $  (229,262)
                  -----------    -----------    -----------    -----------    -------------  ------------
Adjusted amount   $   305,682    $  (229,262)   $   305,682    $  (229,262)   $   305,682    $  (229,262)


                     OEM                           OEM                           OEM
                   Software      Accumulated     Software    Accumulated        Software      Accumulated
                    Asset        Amortization     Asset      Amortization         Asset       Amortization
                  -----------    -----------    -----------    -----------    -------------   ------------
Previously
reported          $ 1,041,395    $  (236,846)   $   662,995    $  (102,812)   $   305,683    $   (39,739)

Adjustment        $   579,967    $  (235,581)   $   579,967    $  (121,434)   $   579,967    $   (52,687)
                  -----------    -----------    -----------    -----------    -------------   ------------
Adjusted amount   $ 1,621,362    $  (472,427)   $ 1,242,962    $  (224,246)   $   885,650    $   (92,426)

                                                                                 Income
                    Income                        Income                         (Loss)
                 (Loss) from     Net Income     (Loss) from     Net Income       from         Net Income
                  Operations       (Loss)       Operations        (Loss)       Operations       (Loss)
                  -----------    -----------    -----------    -----------    -------------  ------------
Previously
reported          $  (236,565)   $ 3,289,519    $   400,610    $ 1,918,898    $(1,563,945)   $(1,598,824)

Adjustment        $  (114,147)   $  (114,147)   $   (68,745)   $   (68,745)   $   323,809    $   323,809)
                  -----------    -----------    -----------    -----------    -------------  ------------
Adjusted amount   $  (350,712)   $ 3,175,372    $   331,865    $ 1,850,153    $(1,240,136)   $(1,275,015)


                   Basic EPS     Diluted EPS     Basic EPS     Diluted EPS      Basic EPS     Diluted EPS
                  -----------    -----------    -----------    -----------    -------------   ------------
Previously
reported          $     0.103    $     0.085    $     0.064    $     0.055    $     (0.061)   $   (0.061)

Adjustment        $    (0.004)   $    (0.003)   $    (0.002)   $    (0.002)   $     (0.012)   $   (0.012)
                  -----------    -----------    -----------    -----------    -------------   ------------
Adjusted amount   $     0.099    $     0.082    $     0.062    $     0.053    $     (0.049)   $   (0.049)



Responses to Specific Comment Letter Questions

1.       Tell us how you  considered the prior period  adjustments  disclosed in
         Note 15 related to software development costs in your assessment that the disclosure controls and procedures were effective as of March 31, 2005. Also tell us what consideration you gave to disclosing any changes in internal control over financial reporting resulting from the discovery of this error.
         -----------------------------------------------------------------------
         Response: At the time it conducted the assessments in connection with the 2005 10-KSB, the principal executive officer and the new principal financial officer believed that its current disclosure controls and procedures, as well as its internal controls over financial reporting were effective as of March 31, 2005. The discovery of the need for a prior period adjustment was determined sometime in May 2005 resulting from an error sometime in 2003/2004 -- when the Company determined to capitalize certain OEM integration expenses in accordance

Stephen Krikorian
November 7, 2005
Page 7

with SFAS 86 but failed to apply that policy to previous period's OEM integration expenses. In light of the disclosure set forth in this letter and as set forth in response to Question 2 below, the Company expects that the 2005 10-KSB Amendment will indicate that the disclosures and procedures were ineffective on March 31, 2005.

         With respect to changes in internal controls over financial reporting, the Company has determined that a change should have been reflected in its Form 10-QSB for the quarter ended June 30, 2005. Information on that proposed change is set forth in response to Question 3 below.

2. We note your statement that your "principal executive officer, president and principal financial officer concluded that the disclosure controls and procedures are effective in alerting them, in a timely basis, to material information relating to the Company required to be included in reports filed or submitted under the Exchange Act." This disclosure does not address the effectiveness of your disclosure controls and procedures with respect to whether the information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Please confirm whether your disclosure controls and procedures were also effective with respect to the foregoing requirement. Similarly, tell us whether your disclosure controls and procedures were effective with respect to the foregoing requirement as of the interim period ended June 30, 2005. See Exchange Act Rule 13a-15(e).
         -----------------------------------------------------------------------
         Response: As stated above, based upon information gathered in the course of responding to your Letter, the Company's principal executive officer and principal financial officer have made a determination that the Company's disclosure controls and procedures were not, as of March 31, 2005 and as of June 30, 2005, effective in ensuring that information required to be disclosed by the Company in its reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company expects to file the 2005 and an Amendment No. 1 on Form 10-QSB/A with respect to the period ended June 30, 2005 (the "June 30, 2005 10-QSB Amendment") reflecting such determination and explaining the basis. The Company expects the 2005 10-KSB Amendment and the June 30, 2005 10-QSB Amendment to be filed by November 11, 2005. The disclosure in the 2005 10-KSB Amendment, reported under "Item 8A. Controls and Procedures - Evaluation of Disclosure Controls and Procedures," is expected to read approximately as follows:


         Under the supervision and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, the Company conducted an evaluation of its disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of [March 31, 2005 / June 30, 2005]. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that, for the reasons and in the manner set forth in the following paragraph, the Company's disclosure controls and procedures were not effective in ensuring that information required to be disclosed by the Company in its reports that it files or
Stephen Krikorian
November 7, 2005
         submits under the Securities Exchange Act of 1934 (as amended) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

         The Company's financial statements included in the Company's Form 10-KSB for the year ended March 31, 2005 (the "Form 10-KSB") included a description, in Note 15 to the financial statements, of a "Prior Period Adjustment" relating to its accounting for software development costs. In the course of preparing a response to a routine SEC comment letter on the Form 10-KSB, the principal executive officer and principal financial officer determined that the adjustment reflected in the Form 10-KSB was partially inaccurate and is filing this Amendment, in part, in order to correct that inaccuracy. Information regarding the correction is disclosed in Note 15 to the financial statements included herewith. Based upon this occurrence, the Company determined that it needs to take steps, and is taking steps, to facilitate timely and comprehensive discussions within the Company, and with the Company's independent public accountants, regarding issues that arise in the course of developing financial statements for public disclosure.

3. You disclose that there were no significant changes in the internal controls or other factors subsequent to March 31, 2005. Consistent with the evaluation required by Rule 13a-15(d) of the Exchange Act, please confirm to us definitively whether there were any changes in your internal control over financial reporting identified in connection with your evaluation that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Similarly, tell us whether there were any such changes in your internal control over financial reporting during the interim period ended June 30, 2005.
         -----------------------------------------------------------------------
         Response: The Company hereby confirms that there were no changes during the fiscal year ended March 31, 2005 in its internal control over financial reporting identified in connection with its evaluation required by Rule 13a-15(d) that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. The Company expects that the 2005 10-KSB Amendment will contain a clarification of such determination.

         With respect to the period ended June 30, 2005, management of the Company has, upon reconsideration, determined that there were changes during the fiscal quarter ended June 30, 2005 in its internal control over financial reporting identified in connection with its evaluation required by Rule 13a-15(d) that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. The Company expects that the June 30, 2005 10-QSB Amendment will contain a clarification of that determination and a related explanation included in "Item 3 Controls and Procedures" that is expected to read as follows:

         With the participation of its principal executive officer and principal financial officer, management of the Company has, as required by Rule 13a-15(d) under the Exchange Act, evaluated whether there were any changes during the fiscal quarter ended June 30, 2005 in its internal control over financial reporting that materially affected, or are reasonably likely to materially affect, its internal control over

Stephen Krikorian
November 7, 2005
Page 9

         financial reporting. The Company hired a new Chief Financial Officer as of April 11, 2005. In the course of preparing the financial statements for the fiscal year ended March 31, 2005, the new Chief Financial
         Officer expanded and enhanced procedures related to the Company's capitalization and amortization of various assets, including software development expenses. The Chief Financial Officer also began a general review and enhancement of the Company's internal controls over financial reporting and is expected to make recommendations and changes throughout the coming quarters.

4. We note that the date of the Report of Independent Registered Public Accounting Firm is July 23, 2005, a date after the filing of the Form 10-KSB on July 14, 2005. Please tell us how the issuance date of the report is after the date of filing.
         -----------------------------------------------------------------------
         Response: The dating of the Report of Independent Registered Public Accounting Firm as of July 23, 2005 was a typographical error which occurred during the final preparation of the 2005 10-KSB. The report should have been dated June 23, 2005. The dating of the Report will be corrected in the 2005 10-KSB Amendment.

5. We note that your arrangements involve multiple elements. Cite the authoritative literature you follow for each of the activities from which you generate revenue and the basis for this determination. Tell us the criteria you consider in determining how to allocate and when to recognize revenue. Explain how you consider the separation criteria in EITF 00-21 and EITF 03-5. Indicate how you determine fair value for each deliverable. We may have further comment.
         -----------------------------------------------------------------------
         Response: The following paragraphs set forth, generally and with respect to each of the activities from which Arkona generates revenue, the authoritative literature the Company follows, the basis for its determination to follow such literature, and the criteria it uses in determining how to allocate and recognize revenue and how it determines the fair value of each deliverable.

         As a general policy, Arkona recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured. Arkona follows the guidance of Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition", Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables", American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts," and AICPA Statement of Position (SOP) 97-2, "Software Revenue Recognition."

     o Technical Support & Maintenance. The Company charges a fixed monthly technical support & maintenance fee to compensate for access to ongoing technical support, automatic software upgrades when they become available, data transfer, automatic and continual storage and backup of data, bar coding, and server maintenance. Arkona recognizes support & maintenance revenues on a monthly basis as the services are performed. The fair value of technical support & maintenance is based primarily on the price charged when support is provided outside a multi-deliverable agreement. Arkona follows the guidance of the SEC's Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition," and EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables."

Stephen Krikorian
November 7, 2005
Page 10

     o Hardware Sales. Computer hardware sales are recorded when title passes upon shipment to customers. The delivered hardware does not require Arkona to perform any installation services. The hardware could be utilized for alternative purposes and could be purchased separately from any other vendor. Therefore, Arkona considers hardware sales as a separate unit of accounting. The fair value of hardware sales is determined by the market. Arkona follows the guidance of SAB No. 104.

     o Consulting Services. Consulting services include fees charged for additional system training and programming. These services are outside the scope of the original installation and license agreement. Arkona recognizes consulting services revenue following the guidance of SAB No. 104 and SOP 81-1 and specifically recognizes revenue under the percentage completion method over the period in which the services are provided. Contracted values are determined based upon a quote for each consulting project.

     o Installation & Training Services. Installation and training services include fees for software licensing, server file configuration, on-site initial installation and training, forms programming and data conversion. The fair value of these revenues is based on the price charged when these and similar services are provided outside a multi-deliverable agreement. These revenues are recognized under the percentage completion method over the period in which services are provided. Arkona follows the guidance of SAB No. 104, SOP 97-2, SOP 81-1 and EITF 00-21.

     o Software Sales. Software sales arrangements (where software is hosted on customers' servers) include licensing fees, server configuration, initial training, programming, and data conversion. The fair value of these services is based on the price charged when similar services are provided outside a multi-deliverable agreement. Arkona follows the guidance of SAB No. 104, SOP 97-2, and EITF 00-21.

         Arkona considered the separation criteria in both EITF 00-21 and EITF 03-5 with regard to their revenue recognition policy. Currently, hardware sales and consulting services are the only source of revenues that do not fall under SOP 97-2. Within the context of EITF 03-5, the software deliverable is not essential to the hardware functionality; therefore, hardware sales would not be considered software-related.

6. You indicate that you recognize Product Installation and Training revenue on the basis of percentage of completion. Explain your basis for this accounting treatment. Cite the authoritative literature relied upon in your accounting. Tell us whether the installation is essential to the functionality of the software and/or hardware and whether the installation involves significant modification or customization.
         -----------------------------------------------------------------------
         Response: Arkona contracts with customers to provide installation and training services, which also entails minimal customization of Arkona's software platform to fit the unique needs of each specific customer. These installation, customization and training services generally take three to four weeks to

Stephen Krikorian
November 7, 2005
Page 11

complete, from initial installation of the software to complete conversion of data and 100% utilization of the software for operations. Additional training and programming services may be contracted for by the customer. Arkona follows the percentage completion method of accounting for all of these services in order to properly allocate the revenues to the correct period in which the services are provided. Arkona follows the guidance of SOP 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts." Installation services may include minor modification and customization of the software. Customers often request certain unique functionalities in order to meet the demands of their product type and/or customer base. However, these software modifications are minor and not essential to the base functionality of the software.

7. We note on page 18 of the filing that you allow customers to decrease front-end installation charges in return for larger monthly support charges. Tell us how you consider these types of concessions in allocating and recognizing revenue.
         -----------------------------------------------------------------------
         Response: In order to meet continuing competitive demands, Arkona has negotiated discounted front-end installation fees to certain of its new customers in return for higher monthly technical support & maintenance fees. Arkona recognizes revenues on decreased front-end installation charges on the percentage completion method according to SOP 81-1 The then higher technical support & maintenance revenues are recognized monthly in accordance with the agreed upon contract terms. Customer technical support & maintenance contracts are on a month to month basis. Customers have the right to cancel these services at any time, without penalty. Since any customer could cancel their monthly contract at any point, Arkona has determined that monthly technical support revenues should be recognized monthly, when the services are provided.

8. Your disclosure indicates that advance deposits are deferred and recognized over the life of the contract, which is usually less than one month. Explain in detail what the advanced deposits represent, and how you determine the contract period of usually less than one month.
         -----------------------------------------------------------------------
         Response: Advanced deposits represent a non-refundable security deposit generally equal to 25% of the amount of the installation, training and other installation-related portions of the customer contract. This security deposit is due and payable upon execution of the contract. Arkona generally requires customers to make advanced payments so that Arkona is not out of pocket in the purchase of hardware and other pre-installation expenses. These amounts are deferred and recognized ratably over the life of the installation and training period which, based upon experience, is generally three to four weeks, depending upon the size of the customer.

9. We note from disclosure throughout your filing that the ADMS software is able to run on an Application Service Provider ("ASP") model. Tell us how you consider the guidance in EITF 00-3 in accounting for these types of arrangements. In this regard, indicate whether the customer has the right to take possession of the software at any time without significant penalty or costs and whether it is feasible for the customer to either run the software on its own hardware or contract with another unrelated party to host the software without significant penalty. Tell us the amount of revenue generated for arrangements under the ASP model in all periods presented.
         -----------------------------------------------------------------------

Stephen Krikorian
November 7, 2005
Page 12

         Response: The Company has considered the guidance set forth in EITF 00-3 and determined that, despite its use of an ASP model, the Company's software is within the scope of SOP 97-2. Substantially all of the customers of the Company access the ADMS software using the ASP model. Under this model, the Arkona DMS software is resident on servers owned and maintained by Arkona. These servers are not dedicated to any one specific customer. Customer data bases, created while using the ADMS software, also reside on the Arkona servers. Customers access the software and data files through use of the Internet. For customers using the ADMS model, at no time does the software ever reside on servers that are owned or maintained by them.

         Notwithstanding the norm described above, the Company's customers technically have the option of requesting a run-only copy of the software and operating it on an IBM AS/400 server at their offices. Prior to the Company's introduction of the ASP model in 2001, all of the Company's customers operated the ADMS software on their own servers. Approximately 100 of the Company's approximately 625 customers continue to operate the ADMS software on their own servers, which suggests that it would be feasible for other customers to run the software on their own hardware with the only "penalty" being the purchase and maintenance of a very expensive AS/400 server.

         Whether a customer operates under the ASP model or purchases a run-only copy of the software, the Company still negotiates and charges a fixed monthly technical support & maintenance fee as described above.

         In light of these factors, the Company has determined that its software is within the scope of SOP 97-2.

         Technical Support & Maintenance revenues generated using the ASP model as compared with the same revenues generated by non-ASP users are as follows:

         ------------------ ----------------------- -------------------------- -----------------------
                              Revenues from ASP       Revenues from Non-ASP
                                   Model                    Model                   Total Revenues
         ------------------ ----------------------- -------------------------- -----------------------
             FY 03/31/03    $     824,342           $      552,803             $       1,377,145
         =================  ======================= ========================== =======================

            FY 03/31/04     $   1,734,566           $      662,524              $      2,361,090
         =================  ======================= ========================== =======================

            FY 03/31/05     $   3,199,585           $      755,997              $      3,955,582
         =================  ======================= ========================== =======================

10. Considering our comments above related to your revenue recognition policy, provide us with any proposed revisions to your revenue recognition policy disclosures.
         -----------------------------------------------------------------------
         Response: Arkona proposes to revise its revenue recognition disclosure in its financial statements in order to read as follows:

Stephen Krikorian
November 7, 2005
Page 13

     Revenue Recognition - The Company recognizes revenue in accordance with the SEC's Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition." Following SAB No. 104, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and
     (iv) collectibility is reasonably assured. During the course of business, the Company recognizes revenue for the following activities: Technical Support & Maintenance, Hardware Sales, Consulting Services, Installation and Training Services, and Software Sales. Technical support & maintenance includes monthly service charges for ongoing technical support, automatic software upgrades, data transfer, data storage, data backup, bar coding, and server maintenance. These services are billed monthly as stipulated in contracts with customers and earned as the services are performed. Hardware Sales include the sales of standard computer systems and peripherals, and revenue is recognized when title passes upon shipment to the customer. Installation of the hardware and/or peripherals is not a required component of the purchase contract. Consulting Services include fees charged for additional system training and programming. The Company recognizes consulting service fees under the percentage-of-completion method over the period in which the services are provided. Installation and Training Services include fees for software licensing, server file configuration, on-site training, software and hardware installation, forms programming and data conversion. Revenue is recognized in accordance with the terms of each contract, on a percentage-of-completion basis. Installation and Training Service contracts require the payment of non-refundable security deposits. These deposits are deferred and recognized over the life of the Installation and Training Service contract, which is usually less than one month. Software sales (where software is hosted on customers' servers) include licensing fees, server configuration, initial training, programming, and data conversion. Software sales revenue is recognized upon installation of the software onto the customers' servers.

     In certain cases, the Company has multiple agreements with the same customer under the Company's Application Service Provider (ASP) agreements. In those cases, the Company determines whether or not the fees qualify for separate accounting treatment as required by SAB No. 104 and the American Institute for Certified Public Accountant's Emerging Issues Task Force
     (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." For these arrangements, which include ASP agreements, the Company allocates and defers revenue for the undelivered elements based on their vendor-specific objective evidence (VSOE) of fair value. VSOE is generally the price charged when that element is sold separately. In situations where VSOE exists for all elements (delivered and undelivered), the Company allocates the total revenue to be earned under the arrangement among the various elements, based on their relative fair value. For transactions where VSOE exists only for the undelivered elements, the Company defers the full fair value of the undelivered elements and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. If VSOE does not exist for undelivered items that are services, then the Company recognizes the entire arrangement fee ratably over the remaining service period. If VSOE does not exist for undelivered elements that are specified product or features, the Company defers revenues until the earlier of the delivery of all elements or the point at which we determine VSOE for these undelivered elements.

Stephen Krikorian
November 7, 2005
Page 14

     The Company recognizes revenue related to the delivered products or services only if: (1) the above revenue recognition criteria are met; (2) any undelivered products or services are not essential to the functionality of the delivered products and services; (3) payment for the delivered products or services is not contingent upon delivery of the remaining services; and (4) the Company has an enforceable claim to receive the amount due in the event that we do not deliver the undelivered products or services.

     For  arrangements   where   undelivered   services  are  essential  to  the
     functionality of the delivered items, the Company recognizes service revenues under the percentage-of-completion contract method in accordance with the provisions of SOP 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts."


11. We note your reversals of the valuation allowance on your deferred tax asset during the fiscal years ended March 31, 2005 and 2004. Provide us with your analysis of the change in circumstances and the positive and negative evidence considered in both of these years in your reduction of the valuation allowance. The analysis should address the guidance in paragraphs 20 through 25 of SFAS 109. Tell us how you considered the net losses incurred prior to fiscal 2004 and the net loss before income taxes in fiscal 2005. We also note your discussion on pages 7 and 8, respectively, of the risk factors section entitled "The Company has incurred substantial losses since its inception and may incur losses in the future" and "The Company may be unable to increase the number of customers..."
         -----------------------------------------------------------------------
         Response: The Company has been able to substantially increase revenues over the past two years. In 2004, the Company first reported a net profit. The net loss before taxes reported in 2005 was primarily a result of additional labor and training expenses incurred by the Company in the last half of 2005 in gearing up their customer service and engineering departments to handle the expected continued revenue growth in 2006.

     Positive Evidence
     -----------------

     o The Company has not experienced the expiration of net operating loss carry forwards. Additionally, these carry forwards do not begin to expire until 2012, with the greater portion expiring after 2018.
     o The Company has excess book net asset values over the corresponding tax basis.
     o The Company's earnings have substantially improved and projections of continued and increasing earnings appear reasonable.
     o The Company has developed a strong customer base that continues to grow, producing enough taxable income to realize the deferred tax asset based on existing prices and cost structures.

     Negative Evidence
     -----------------

     o   The Company has had a history of operating losses as it developed the
         dealer   management    software   system   and   necessary    operating
         infrastructure.

Stephen Krikorian
November 7, 2005
Page 15

     o The Company is considering launching additional product lines or acquiring related businesses. Expenses associated with such expansions may, in the short or long run, exceed revenues and adversely affect profits.

         The net losses, incurred in prior years, were given significant weight, as was the possibility that future expansion activities will occur and may result in additional expenses. However, past losses were primarily the result of expenditures to develop the Company's product platform and customer base. The Company has an established customer base that generates significant recurring revenue and expects to continue to expand that base, generating additional one-time installation and recurring revenues. Although the Company is considering various expansion projects that may lead to additional expenses, none are necessary, and all are expected to be conducted in such a manner that incremental expense increases are expected to be less than revenue growth. The Company believes that it has established its place in the industry and continues to expand its revenues, has incurred most of the significant equipment and human resource expenses necessary to support its expected growth and appears to be capable of maintaining profitable operations going forward.

12. We note from your disclosure that you inappropriately expensed software development costs prior to the software being placed in service.
         Further explain the facts and circumstances leading to this restatement. Tell us how and when the error was discovered. Also tell us what consideration you gave to labeling the prior period financial statements as restated and disclosing the impact of the restatement on your financial statements for all periods presented and for the fiscal year 2005 interim periods. Refer to paragraph 37 of APB 20. In addition, tell us whether the capitalized software is within the scope of SFAS 86 or SOP 98-1. Explain the basis for capitalizing costs incurred through their being placed in service rather than until the software is ready for its intended use under paragraph 29 of SOP 98-1 or until the product is available for general release to customers under paragraph 6 of SFAS 86. We note that the impact on the statements of operations was a net decrease to SG&A. To the extent applicable, tell us how you considered the guidance in question 17 of the FASB Staff Implementation Guide to SFAS 86, which indicates that you should report amortization of these types of costs as a component of cost of sales. Also, tell us what consideration you gave to reporting the restatement on Item 4.02 of Form 8-K.

         (a) Further explain the facts and circumstances leading to this restatement. Tell us how and when the error was discovered.
         -----------------------------------------------------------------------
         Response:  See "Background Information" set forth beginning on page 1.

         (b) Also tell us what consideration you gave to labeling the prior period financial statements as restated and disclosing the impact of the restatement on your financial statements for all periods presented and for the fiscal year 2005 interim periods. Refer to paragraph 37 of APB 20.
         -----------------------------------------------------------------------
         Response: Upon consideration of paragraph 37 of APB 20 and, particularly in light of SFAS 154 (effective August 2005), the Company believes that the prior period financial statements should have been labeled restated.

Stephen Krikorian
November 7, 2005
Page 16

The financial statements in the 2005 10-KSB Amendment will be so labeled and will include, at a minimum, disclosure on the effect of the restatement/correction on net income before extraordinary items, net income and related per share amounts for the 2004 fiscal year, the quarterly results for the first three quarters of fiscal 2005 and, as a result of the corrections identified in this letter, fiscal 2005.

         (c) In addition, tell us whether the capitalized software is within the scope of SFAS 86 or SOP 98-1. Explain the basis for capitalizing costs incurred through their being placed in service rather than until the software is ready for its intended use under paragraph 29 of SOP 98-1 or until the product is available for general release to customer under paragraph 6 of SFAS 86.
         -----------------------------------------------------------------------
         Response: The capitalized software is within the scope of SFAS 86. According to EITF 00-3 paragraph 5, SOP 97-2 applies if a customer has the option to host the software on its own hardware or contract with a third party to host the software. Arkona's customers have the option of taking possession of the software. Under the guidance of EITF 00-3 paragraph 7, an arrangement that falls under the scope of SOP 97-2 should be accounted for in accordance with SFAS 86.

         (d) We note that the impact on the statements of operations was a net decrease to SG&A. To the extent applicable, tell us how you considered the guidance in question 17 of the FASB Staff Implementation Guide to SFAS 86, which indicates that you should report amortization of these types of costs as a component of cost of sales.
         -----------------------------------------------------------------------
         Response: The amortization should have been reported as a component of cost of sales and will be corrected in the Amended Form 10-KSB.

         (e) Also, tell us what consideration you gave to reporting the restatement on Item 4.02 of Form 8-K.
         -----------------------------------------------------------------------
         Response: As indicated by Form 12b-25 that the Company filed in order to extend the filing deadline for the 2005 10-KSB, the financial statements included in that report were not completed on a timely basis. As a result, by the time the board of directors of the Company became aware of the adjustment reflected in the financial statements included in the 2005 10-KSB, the Company was already on the verge of filing the 2005 10-KSB, which would then disclose the adjustment. There was also a question as to whether the adjustments were material enough to render the prior financial statements unreliable. It is possible that a separate Form 8-K filing may have been appropriate in order to highlight the adjustment. As reflected by this letter, the Company's Board of Directors has made an unreliability determination with respect to the financial statements included in the 2005 10-KSB and has filed a Form 8-K, dated October 20, 2005, with respect to such determination.


                                * * * * * * * * *


         If you have any questions regarding the foregoing, feel free to call me at the number set forth below or Lee Boardman, Chief Financial Officer of Arkona at (801) 501-7110.


                                 Sincerely,

                                 /s/ Bryan T. Allen
                                 ------------------
                                 Bryan T. Allen

Stephen Krikorian
November 7, 2005
Page 18


                         Confirmation of Responsibility
                         ------------------------------

         As a supplement to this response letter dated November 7, 2005, the undersigned, on behalf of Arkona, Inc., hereby confirms and acknowledges as follows:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                 Arkona, Inc.

                                 /s/ Leland H. Boardman
                                 -----------------------------------------------
                                 Leland H. Boardman, Chief Financial Officer